SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*

                                CYBERONICS, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   23251P-10-2
                                   -----------
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                            St. Paul, Minnesota 55117
                            Telephone: (651) 483-2000
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 1998
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 Pages

CUSIP No.   23251P-10-2
-----------------------

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
                                                          St. Jude Medical, Inc.
                                                                      41-1276891
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]

                                                                        (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See instructions)   N/A


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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION   MINNESOTA


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       NUMBER OF          7    SOLE VOTING POWER             1,501,818

        SHARES           -------------------------------------------------------

     BENEFICIALLY         8    SHARED VOTING POWER           -0-

       OWNED BY          -------------------------------------------------------

         EACH             9    SOLE DISPOSITIVE POWER        1,501,818

      REPORTING
                         -------------------------------------------------------
       PERSON
                         10    SHARED DISPOSITIVE POWER      -0-
        WITH:

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,501,818


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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
    instructions)                                                            [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.58%


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14  TYPE OF REPORTING PERSON (See instructions)      CO


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                                Page 2 of 3 Pages

Item 5.       Interest in Securities of the Issuer

         (c) The purpose of this filing is to report four sales by St. Jude Medical, Inc. of an aggregate 680,000 shares of Common Stock of Cyberonics, Inc. ("Cyberonics") in April 1998. The sales were effected in open market transactions. Cyberonics' shares are traded on the Nasdaq National Market. As a result of the sales, the remaining 1,501,818 shares beneficially owned by St. Jude Medical, Inc. represent approximately 8.58% of the currently outstanding shares of Common Stock of Cyberonics. St. Jude Medical, Inc. has sole voting and dispositive power with respect to all of the shares of Common Stock of Cyberonics that it owns. Set forth below are the respective sales of Common Stock of Cyberonics made by St. Jude Medical, Inc. in April 1998:

           Date                No. of Shares Sold         Price Per Share
           ----                ------------------         ---------------

         04/09/98                   600,000                  $  29.375
         04/14/98                    55,000                     31.00
         04/14/98                    15,000                     30.875
         04/15/98                    10,000                     31.00
                                    -------
           Total:                   680,000

           Remaining
            Shares Held:          1,501,818 (8.58%)



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 25, 1999.               ST. JUDE MEDICAL, INC.


                                       By /s/ Kevin T. O'Malley
                                          --------------------------------------
                                          Kevin T. O'Malley
                                          Vice President and General Counsel


                                Page 3 of 3 Pages